EXHIBIT 12

CINEMARK HOLDINGS, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,

	2011	2012	2013	2014	2015
Computation of Earnings:
Pretax income from continuing operations before equity income	$199,981	$283,709	$241,182	$267,320	$319,541
Add:
Fixed charges	205,167	207,107	215,489	207,100	207,914
Amortization of capitalized interest	496	496	496	496	496
Distributed income of equity investees	5,651	13,109	22,682	22,743	28,126
Less:
Capitalized interest	—	—	—	—	—

TOTAL EARNINGS	$411,295	$504,421	$479,849	$497,659	$556,077

Computation of Fixed Charges:
Interest expense	$118,358	$118,873	$119,238	$108,453	$107,590
Capitalized interest	—	—	—	—	—
Amortization of debt issue costs	4,744	4,792	5,476	5,245	5,151
Interest factor on rent expense	82,065	83,442	90,775	93,402	95,173

TOTAL FIXED CHARGES	$205,167	$207,107	$215,489	$207,100	$207,914

RATIO OF EARNINGS TO FIXED CHARGES (1)	2.00x	2.44x	2.23x	2.40x	2.67x

(1)	For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before taxes plus fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issue costs and that portion of rental expense which we believe to be representative of the interest factor.